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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR
137

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mid-State Bank & Trust
1026 Grand Avenue
Arroyo Grande, California 93420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-STATE BANK & TRUST PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN
By:	/s/ JAMES G. STATHOS James G. Stathos, Member of Investment Committee of the MID-STATE BANK & TRUST PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

Dated: June 29, 2002

MID-STATE BANK & TRUST
Profit Sharing and Salary Deferral 401(k) Plan

December 31, 2001 and 2000

Index

Report of Independent Public Accountants
Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001
Notes to Financial Statements
Supplemental Schedule—

Schedule I: Form 5500—Schedule H—Line 4i—Schedule of Assets Held as of December 31, 2001

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

THIS REPORT IS A CONFORMED COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the
Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan:

        We have audited the accompanying statement of net assets available for plan benefits of the MID-STATE BANK & TRUST PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN (the Plan) as of December 31, 2000. This financial statement referred to below is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
May 23, 2001

MID-STATE BANK & TRUST
Profit Sharing and Salary Deferral 401(k) Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value	$38,784,257	$35,223,695
Receivables:
Participant contributions	—	42,850
Employer contributions	—	1,683,312
Dividends	—	12,243

Total receivables	—	1,738,405

Total assets	38,784,257	36,962,100

Liabilities:
Excess employee contributions	—	11,927

Total liabilities	—	11,927

Net Assets Available for Plan Benefits	$38,784,257	$36,950,173

The accompanying notes are an integral part of these financial statements.

MID-STATE BANK & TRUST
Profit Sharing and Salary Deferral 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Net Assets Available for Plan Benefits, beginning of year	$36,950,173
Additions:
Investment income:
Interest	618,128
Dividends	41,048

650,146
Less: Transactional expenses	9,030

Net investment income	613,276

Contributions:
Employer contributions	2,145,866
Participant contributions	1,690,630

Total contributions	3,836,496

Transfer from other plan	1,883,847

Total additions	6,370,489

Deductions:
Benefits paid to participants	2,369,181
Net depreciation in fair value of investments	2,167,224

Total deductions	4,536,405

Net increase	1,834,084

Net Assets Available for Plan Benefits, end of year	$38,784,257

The accompanying notes are an integral part of this financial statement.

MID-STATE BANK & TRUST
Profit Sharing and Salary Deferral 401(k) Plan

Notes to Financial Statements
December 31, 2001 and 2000

1.
Description of the Plan

        The following summary description of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and related amendments for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank & Trust (the Bank or Mid-State). Participants become eligible on the first day of the month following completion of ninety days of service. The Bank is both the sponsor and administrator of the Plan. The trustee of the Plan is the CIGNA Retirement and Investment Services (the Trustee or Cigna). Connecticut General Life is an indirect wholly owned subsidiary of Cigna. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

        Effective September 28, 2001, the Bank entered into an Agreement of Merger (the Agreement) with American Commercial Bank. In connection with the Agreement, the assets of American Commercial Bank 401(k) Plan were transferred into the Plan. The aggregate balance of accounts transferred was $1,883,847. On the date of transfer, participants of this plan became fully vested in any unvested portions of their accounts. Future contributions under the Plan will vest in accordance with the vesting schedule defined herein. In accordance with the Agreement, participants were given credit for any prior service at American Commercial Bank.

Contributions

        Participants may defer up to 15 percent of their pre-tax compensation through payroll deductions, subject to certain income related restrictions. The Bank made a discretionary matching contribution per pay period to all participants who made contributions to the Plan during the years presented. For the year ended December 31, 2001, the matching contribution was $567,437. For each non-highly compensated participant, the Bank may also contribute a profit sharing allocation to the Plan. This contribution is determined annually by the Bank's Board of Directors. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $1,564,405 for fiscal year 2001. The profit sharing contribution was remitted to the plan prior to December 31, 2001 and accordingly is included in investments on the statement of net assets available for plan benefits as of December 31, 2001. The Bank's profit-sharing contribution, together with its salary deferral matching contribution and any additional contributions in each Plan year, may not exceed 15 percent of the compensation of all Plan participants. Total contributions in any Plan year are subject to the applicable annual additions limitations under the Internal Revenue Code (IRC).

Participant Accounts

        Each participant's account is credited with the participant's voluntary contribution and an allocation of (a) the Bank's contributions; (b) amounts previously forfeited for reinstated employees; (c) investment income; and (d) investment appreciation or depreciation. Participants who make distributions from their accounts or invest in the Bank's stock are charged a transaction fee. The Bank's profit sharing contribution was allocated to each participant's account in the proportion that each participant's annual compensation bears to the total compensation for all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

        Participants are fully vested in any voluntary contributions and income thereon. Participants vest in Bank contributions and the related income earned as follows:

Year(s) of Service	Percentage Vested
1	20%
2	40%
3	60%
4	80%
5	100%

        Notwithstanding the above, if a participant (1) attains the age of 59 1/2, (2) dies or (3) terminates employment by reason of disability while employed, the Bank's contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.

Payment of Benefits

        Upon termination of employment, attaining the age of 59 1/2, death or disability, participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of their vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution. The Plan also provides for hardship withdrawals from a participant's vested interest in their account for immediate and heavy financial needs, subject to certain limitations. Payments are valued as of the last valuation date on or before termination and are recorded when paid.

Participant Loans

        The Plan permits participants to borrow against their vested account balances. Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans. The interest rate on participant loans is the prime rate at inception of the loan plus one percent. Loans outstanding as of December 31, 2001 and 2000 had an interest rate of 4.75 percent to 10.50 percent and 6.00 percent to 10.50 percent, respectively, and mature between 2002 and 2015, and 2001 and 2014, respectively.

Forfeitures

        Forfeitures attributable to the Bank's matching contributions are used to reduce the Bank's contribution for the Plan year in which the forfeitures occur.

        Forfeitures attributable to the Bank's discretionary contributions are added to the Bank's discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participants' accounts in the same manner as the Bank's discretionary contributions.

        For the year ended December 31, 2001, employer contributions were reduced by $77,591 as a result of forfeitures. Unallocated forfeitures at December 31, 2001 and 2000 totaled $0 and $77,631, respectively.

Administrative Expenses

        All expenses incurred in the administration of the Plan, including legal and accounting fees, are paid directly by the Bank. During the 2001 Plan year, the administrative expenses paid by the Bank totaled $5,299. Participants paid transactional expenses that amounted to $9,030 for the year ended December 31, 2001, which is presented as a reduction to net investment income.

2.
Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and thus are based on the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

        The Plan investments in Mid-State Bancshares amounted to approximately $2,620,000 and $2,434,000 as of December 31, 2001 and 2000, respectively. Such investments represent approximately 7% of total assets as of December 31, 2001 and 2000. For risks and uncertainties regarding Mid-State Bancshares, participants should refer to the December 31, 2001 and 2000 Forms 10-Ks and March 31, 2002 Form 10-Q filed with the Securities and Exchange Commission as of and for the periods then ended.

        The Plan provides for various investment options in pooled separate accounts that invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

        The Plan invests in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. The pooled separate accounts are based on quoted market prices, which represents the net asset value of shares held by the Plan at year-end. One of the Plan's investments is a non-benefit-responsive investment contract valued at fair value (see Note 4). It is management's belief that fair value approximates contract value. Participants loans are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income and appreciation or depreciation is allocated daily to each participant's account in proportion to the ratio of the account balance to all account balances.

3.
Investments

        The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,
	2001	2000
Common Trust, Pooled Separate Accounts:
CIGNA Charter Guaranteed Income Fund (see Note 4)	$10,354,268	$7,869,184
CIGNA Charter Balanced Fund I	—	3,739,613
Fidelity Advisor Equity Income Account	3,715,790	3,459,084
Invesco Dynamics Account	3,061,656	4,770,114
CIGNA Charter Small Company Stock—Value I Fund	5,775,253	4,087,836
CIGNA Charter Lifetime 40	3,578,603	—
Mid-State Bancshares	2,619,884	2,433,591
Participant Loans	1,864,008	1,996,287

        During the Plan year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common Trust, Pooled Separate Accounts	$(1,948,425)
Common Stock (Mid-State Bancshares)	(218,799)

$(2,167,224)

4.
Investment Contract with Insurance Company

        In 1999, the Plan entered into an investment contract with the Trustee. The contract allows the Plan to offer an investment option, CIGNA Charter Guaranteed Income Fund (GIF), with a guaranteed rate of return. Once invested in this fund, the Participant may be limited under certain circumstances to transfer or withdraw funds from the investment. In accordance with the provisions of SOP 94-4, the GIF was determined not to be fully benefit-responsive by the plan administrator; accordingly, it is stated at fair value, which approximates contract value.

        There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the years ended December 31, 2001 and 2000 was approximately 5.2 percent. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed semi-annually for resetting.

5.
Tax-Exempt Status

        The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan is in process of filing for a new determination letter with the IRS in conjunction with the plan amendments relating to the plan merger and Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

6.
Party-in-Interest Transactions

        The Trustee and the Bank are parties-in-interest as defined by ERISA. The Trustee invests Plan assets in its collective investment funds and the Bank's Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor's Rules and Regulations and are exempt under Section 408(b)(8) of the IRC.

7.
Plan Termination

        Although it has not expressed any intent to do so, the Bank has the right to amend the Plan, discontinue its contributions completely, or terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of the Bank's contributions or termination of the Plan, participants will become 100 percent vested in their accounts.

8.
Subsequent Event

        Effective January 1, 2002, the Plan adopted various mandated optional provisions of EGTRRA. Among these new provisions of EGTRRA. Among these new provisions are permitting increased deferral limits for all participants and further deferrals for participants age 50 or older. In accordance with EGTRRA, deferrals of up to 84% of eligible pay are now permitted.

Schedule I

MID-STATE BANK & TRUST
Profit Sharing and Salary Deferral 401(k) Plan

EIN No. 95-2135438 Plan No. 001
Form 5500—Schedule H—Line 4i—Schedule of Assets Held as of December 31, 2001

Identity of issuer, borrower or similar party	Description of Investment	Current Value
	Common Trust, Pooled Separate Accounts:
* Connecticut General Life Insurance	CIGNA Charter Guaranteed Income Fund	$10,354,268
Fidelity Investments	Fidelity Advisor Equity Income Account	3,715,790
* Connecticut General Life Insurance	CIGNA Charter Small Company Stock—Growth Fund	753,283
Invesco	Invesco Dynamics Account	3,061,656
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock—Growth Fund	1,130,918
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock Index Fund	1,275,232
* Connecticut General Life Insurance	CIGNA Charter Small Company Stock—Value I Fund	5,775,253
* Connecticut General Life Insurance	CIGNA Charter Foreign Stock II Fund	1,287,101
Janus Investment Funds	Janus Aspen Series Worldwide Growth Account	1,197,115
* Connecticut General Life Insurance	CIGNA Charter Core Bond Fund	674,477
* Connecticut General Life Insurance	CIGNA Charter Lifetime 20	30,802
* Connecticut General Life Insurance	CIGNA Charter Lifetime 30	23,142
* Connecticut General Life Insurance	CIGNA Charter Lifetime 40	3,578,603
* Connecticut General Life Insurance	CIGNA Charter Lifetime 50	245,750
* Connecticut General Life Insurance	CIGNA Charter Lifetime 60	66,773
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock—Value Fund	971,178
* Connecticut General Life Insurance	CIGNA Charter Mid Company Stock—Value Fund	51,543
* Connecticut General Life Insurance	Cash Interest Bearing Account	107,481

		34,300,365

	Common Stock:
* National Financial Services	Mid-State Bancshares	2,619,884

	Participant Loans Allocated to:
* Participant Loans	Interest rates ranging from 4.75 percent to 10.50 percent with maturities from 2002 to 2015.	1,864,008

	Total assets held	$38,784,257

*
Represents a party-in-interest

QuickLinks

SIGNATURES
MID-STATE BANK & TRUST Profit Sharing and Salary Deferral 401(k) Plan December 31, 2001 and 2000
Index
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
MID-STATE BANK & TRUST Profit Sharing and Salary Deferral 401(k) Plan Statements of Net Assets Available for Plan Benefits As of December 31, 2001 and 2000
MID-STATE BANK & TRUST Profit Sharing and Salary Deferral 401(k) Plan Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended December 31, 2001
MID-STATE BANK & TRUST Profit Sharing and Salary Deferral 401(k) Plan Notes to Financial Statements December 31, 2001 and 2000
  Schedule I
MID-STATE BANK & TRUST Profit Sharing and Salary Deferral 401(k) Plan EIN No. 95-2135438 Plan No. 001 Form 5500—Schedule H—Line 4i—Schedule of Assets Held as of December 31, 2001